SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 28, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2Q09 results

São Paulo, August 7, 2009 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the second quarter of 2009 (2Q09). The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2008.
SBSP3: R$ 32.02 / share SBS US$ 35.30 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 7.3 billion Closing price: August 7, 2009

1. Net Operating Revenue

							R$ million
			Change				Change

	2Q08	2Q09	R$	%	1H08	1H09	R$	%
(+) Gross operating revenue	1,627.3	1,743.6	116.3	7.1	3,285.9	3,523.0	237.1	7.2
(-) COFINS and PASEP taxes	114.0	120.0	6.0	5.3	232.5	246.0	13.5	5.8
(=) Net operating revenue	1,513.3	1,623.6	110.3	7.3	3,053.4	3,277.0	223.6	7.3
(-) Costs and expenses	1,032.2	1,118.3	86.1	8.3	1,948.1	2,309.7	361.6	18.6
(=) Earnings before financial expenses (EBIT*)	481.1	505.3	24.2	5.0	1,105.3	967.3	(138.0)	(12.5)
(+) Depreciation and amortization	154.9	161.5	6.6	4.3	305.1	323.2	18.1	5.9
(=) EBITDA**	636.0	666.8	30.8	4.8	1,410.4	1,290.5	(119.9)	(8.5)
(%) EBITDA margin	42.0	41.1	-	-	46.2	39.4	-	-

Net income	360.0	464.7	104.7	29.1	663.7	720.9	57.2	8.6

Earnings per share (R$)	1.58	2.04	-	-	2.91	3.16	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 2Q09, net operating revenue totaled R$ 1.6 billion, a 7.3% increase compared to 2Q08. Costs and expenses, stood at R$ 1.1 billion, 8.3% higher than in 2Q08. EBITDA grew 4.8%, from R$ 636.0 million in 2Q08 to R$ 666.8 million in 2Q09.

Earnings before financial expenses (EBIT) increased 5.0%, from R$ 481.1 million in 2Q08 to R$ 505.3 million in 2Q09.

2. Gross operating revenue

In 2Q09, gross operating revenue grew R$ 116.3 million, or 7.1%, from R$ 1.6 billion in 2Q08 to R$ 1.7 billion in 2Q09. The main reasons for this increase were:

  The 5.1% tariff adjustment as of September 2008; and
  The 3.0% growth in total billed volume, 2.7% of which corresponded to water and 3.4% to sewage.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 2Q08, 2Q09, 1H08 and 1H09.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
Category	Water			Sewage			Water + Sewage

	2Q08	2Q09%		2Q08	2Q09%		2Q08	2Q09%
Residential	333.9	344.3	3.1	267.6	278.2	4.0	601.5	622.5	3.5
Commercial	38.1	38.6	1.3	35.3	35.9	1.7	73.4	74.5	1.5
Industrial	8.8	8.5	(3.4)	8.5	8.7	2.4	17.3	17.2	(0.6)
Public	12.1	12.4	2.5	9.7	10.1	4.1	21.8	22.5	3.2
Total retail	392.9	403.8	2.8	321.1	332.9	3.7	714.0	736.7	3.2
Wholesale	70.3	71.7	2.0	7.4	6.9	-	77.7	78.6	1.2
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	463.3	475.6	2.7	328.5	339.8	3.4	791.8	815.4	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
Category	Water			Sewage			Water + Sewage

	1H08	1H09%		1H08	1H09%		1H08	1H09%
Residential	674.7	696.3	3.2	538.7	560.1	4.0	1,213.4	1,256.4	3.5
Commercial	76.1	77.2	1.4	70.0	71.3	1.9	146.1	148.5	1.6
Industrial	17.6	16.8	(4.5)	16.8	16.8	-	34.4	33.6	(2.3)
Public	23.0	23.3	1.3	18.4	19.1	3.8	41.4	42.4	2.4
Total retail	791.4	813.6	2.8	643.9	667.3	3.6	1,435.3	1,480.9	3.2
Wholesale	140.9	143.5	1.8	14.7	14.6	-	155.6	158.1	1.6
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	932.4	957.2	2.7	658.6	681.9	3.5	1,591.0	1,639.1	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
Region	Water			Sewage			Water + Sewage

	2Q08	2Q09%		2Q08	2Q09%		2Q08	2Q09%
Metropolitan	263.9	269.2	2.0	220.1	226.7	3.0	484.0	495.9	2.5
Regional (2)	129.0	134.6	4.3	101.0	106.2	5.1	230.0	240.8	4.7
Total retail	392.9	403.8	2.8	321.1	332.9	3.7	714.0	736.7	3.2
Wholesale	70.3	71.7	2.0	7.4	6.9	(6.8)	77.7	78.6	1.2
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	463.3	475.6	2.7	328.5	339.8	3.4	791.8	815.4	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
Region	Water			Sewage			Water + Sewage

	1H08	1H09%		1H08	1H09%		1H08	1H09%
Metropolitan	527.5	539.0	2.2	438.2	451.7	3.1	965.7	990.7	2.6
Regional (2)	263.9	274.6	4.1	205.7	215.6	4.8	469.6	490.2	4.4
Total retail	791.4	813.6	2.8	643.9	667.3	3.6	1,435.3	1,480.9	3.2
Wholesale	140.9	143.5	1.8	14.7	14.6	(0.7)	155.6	158.1	1.6
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	932.4	957.2	2.7	658.6	681.9	3.5	1,591.0	1,639.1	3.0

(1) Not revised by the Independent Auditors
(2) Including coastal and interior regions

4. Costs, administrative and selling expenses

In 2Q09, costs of products and services, administrative and selling expenses increased R$ 86.1 million, or 8.3% . Costs and expenses, as a percentage of net revenue, remained flat.

								R$ million
			Change				Change

	2Q08	2Q09	R$	%	1H08	1H09	R$	%
Payroll and benefits	343.6	360.9	17.3	5.0	662.6	848.9	186.3	28.1
Supplies	35.5	36.8	1.3	3.7	66.3	71.6	5.3	8.0
Treatment supplies	27.9	33.1	5.2	18.6	67.9	71.9	4.0	5.9
Services	152.5	276.3	123.8	81.2	280.9	457.9	177.0	63.0
Electric power	115.5	121.7	6.2	5.4	229.1	238.8	9.7	4.2
General expenses	61.4	42.3	(19.1)	(31.1)	129.7	100.3	(29.4)	(22.7)
Tax expenses	6.6	10.0	3.4	51.5	14.7	34.0	19.3	131.3

Sub-total	743.0	881.1	138.1	18.6	1,451.2	1,823.4	372.2	25.6

Depreciation and amortization	154.9	161.5	6.6	4.3	305.1	323.2	18.1	5.9
Credit write-offs	134.3	75.7	(58.6)	(43.6)	191.8	163.1	(28.7)	(15.0)

Costs, administrative and selling expenses	1,032.2	1,118.3	86.1	8.3	1,948.1	2,309.7	361.6	18.6

% over net revenue	68.2	68.9	-	-	63.8	70.5	-	-

4.1. Payroll and benefits

In 2Q09 payroll and benefits grew R$ 17.3 million or 5.0%, from R$ 343.6 million to R$ 360.9 million, due to the 5.03% increase in wages as of May 2008 and of 6.69% as of May 2009.

4.2. Supplies

In 2Q09, supplies grew R$ 1.3 million, or 3.7%, when compared to the previous year, from R$ 35.5 million to R$ 36.8 million. The main factors explaining this increase were: data processing expenses in the amount of R$ 0.8 million, due to equipments’ replacement and modernization; and buildings and installations maintenance in the amount of R$ 0.4 million.

4.3. Treatment supplies

In 2Q09, expenses with chemical products grew R$ 5.2 million, or 18.6%, from R$ 27.9 million in 2Q08 to R$ 33.1 million in 2Q09, mainly due to:

  R$ 3.9 million growth due to the increase in iron chloride and aluminum polychloride consumption products enabling a more efficient water treatment process, replacing products such as aluminum and iron sulphate, the letter deriving from ferric sulphate, causer of environmental damages; and

  R$ 0.7 million growth with chlorine expenses. Although we noticed a drop in consumption, the price of this product increased 9.9%.

4.4. Services

In the 2Q09, this item grew R$ 123.8 million, or 81.2%, from R$ 152.5 million to R$ 276.3 million. The main factors leading to this increase were:

  Provision of R$ 62.2 million for future disbursements, already committed, related to initiatives determined by the partnership between Sabesp and the São Paulo Municipal Government;

  Preventive and corrective maintenance at the water treatment systems in the amount of R$ 9.3 million, due to the following factors: i) R$ 12.1 million related to Public-Private Partnership (PPP) Taiaçupeba; ii) initiatives regarding urbanization, landscaping, lighting, sports equipment and leisure, construction of community foundations at the Parque da Integração, as part of the agreement with the São Paulo Municipal Government, in the amount of R$ 4.5 million; and iii) R$ 6.1 million decrease related to the repair of large-diameter sewage network interceptor, which was broken in 2Q08;

  Expenses with advertising campaigns focused on social-environmental initiatives, such as Projeto Verão, Onda Limpa, Soluções Ambientais, Program for the Rational Use of Water (PURA), among others, in the amount of R$ 7.9 million, which will be recurring for the coming quarters;

  Expenses with risk contracts for the recovery of credits, in the amount of R$ 7.7 million, due to the intensification of collection operations, which led to a R$ 99.0 million increase in the quarter’s revenue;

  Residential connection and sewage network maintenance in the amount of R$ 12.8 million, due to the start up of services hired through the Global Soursing at the Santos coastal region, and the acceleration of the execution of service contracts in the São Paulo Metropolitan Region. Other factors that influenced: i) greater allocation of resources in Water Loss Reduction Program; and ii) intensification of the operations to meet the demands of the Córrego Limpo Program with the São Paulo Municipal Government;

  Expenses of R$ 4.2 million with the implementation of Program for the Rational Use of Water at municipal schools, as a result of the partnership established between Sabesp and the São Paulo Municipal Government, with higher disbursements since July/08;

  Expenses of R$ 2.7 million with treatment and disposal of sludge related to services provided by the Public-Private Partnership, recurring for the coming quarters;

  Car rental expenses started in the second half of 2008, due to the replacement of the Company’s own fleet, in the amount of R$ 2.7 million;

  Higher expenses with paving and pavement replacing services in the amount of R$ 1.7 million, due to: i) better quality of the material used for asphalt replacing, to meet the municipality’s quality demand, recurring for the coming quarters; and ii) acceleration of the execution of service contracts in the São Paulo Metropolitan Region;

  Recruitment of interns in the amount of R$ 1.6 million, to meet the demand from the Customer Services Code;

  Buildings and installation maintenance in the amount of R$ 1.4 million, due to the modernization and revitalization of facilities to allocate the employees from the buildings that were sold, and execution of a new external sidewalk at the Costa Carvalho headquarter;

  Hydrometer reading and bill delivery in the amount of R$ 1.3 million, due to the increase in the number of connections and the use of new technologies, allowing an increase in security and a more agile system for reading and issuing bills; and

  Software maintenance in the amount of R$ 1.3 million to update the technical registration of the geographical information system – SIGNOS (distribution network, adduction, collection and treatment inventory) in the São Paulo Metropolitan Region.

4.5. Electric power

In 2Q09, electric power expenses grew R$ 6.2 million or 5.4%, from R$ 115.5 million to R$ 121.7 million, due to the 7.4% increase in the tariff from the captive market and the 10.4% increase from the free market.

	Participation (%)	Average Price Change (%)	Weighted Average (%)
Free market	23.0	10.4	2.4
Captive market	77.0	7.4	5.7
			8.1

4.6. General expenses

In 2Q09, general expenses dropped R$ 19.1 million or 31.1%, from R$ 61.4 million to R$ 42.3 million, mainly due to the decline of R$ 24.6 million in provisions for judicial contingencies.

4.7. Credit write-offs

In 2Q09 credit write-offs dropped R$ 58.6 million or 43.6%, from R$ 134.3 million to R$ 75.7 million, mainly due to the need to complement the write-off of overdue debt in 2Q08 related to the municipalities that are served by the Company in the wholesale.

4.8. Tax expenses

In 2Q09 tax expenses grew R$ 3.4 million or 51.5%, due to:

  Payment of the TRCF (Regulation, Control and Oversight Fee) to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency) in the amount of R$ 8.0 million, initiated in 3Q08; and

  R$ 2.3 million drop in the tax on Financial Operations (IOF), as a result of the settlement of the 2008 Eurobonds and AB LOAN funding in 2Q08.

5. Other operating revenues and expenses

5.1. Other operating revenues

In 2Q09 other operating revenues increased R$ 5.4 million in accordance to the new accounting practices, mainly due to network donation.

5.2. Other operating expenses

Operating expenses grew R$ 3.4 million or 70.8%, mainly a result of the allocation of fiscal incentives to audiovisual and cultural projects.

6. Financial revenues and expenses

	R$ million
	2Q08	2Q09	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	103.4	94.8	(8.6)	(8.3)
Interest and charges on international loans and financing	13.4	15.2	1.8	13.4
Interest rate over foreign remittance	1.4	1.1	(0.3)	(21.4)
Interest rate over lawsuit indemnity, net of provisions	56.5	33.9	(22.6)	(40.0)
Other financial expenses	(60.7)	7.5	68.2	(112.4)

Total financial expenses	114.0	152.5	38.5	33.8

Financial revenues	27.4	42.5	15.1	55.1

Financial expenses net of revenues	86.6	110.0	23.4	27.0

6.1. Financial expenses

In 2Q09, financial expenses increased R$ 38.5 million or 33.8%, as described below:

  R$ 4.5 million increase in interest in foreign financing, due to the AB LOAN funding, in June 2008, in the amount of US$ 250.0 million, and by the US dollar depreciation versus the Brazilian Real in the period, increasing the balance of loans in foreign currency;

  This increase was partially offset by the settlement of the 2008 Eurobonds, in June 2008, in the amount of US$ 98.0 million, with a R$ 2.7 million variation;

  Decrease in interest and charges for domestic financing, as a result of a drop in the payable balance due to the settlement held in the amount of R$ 8.6 million;

  Interest reversal over lawsuits in the amount of R$ 22.6 million; and

  A R$ 68.2 million increase in other financial expenses, as a result of the:

  • Adjustment in the interest calculation regarding the special installment program (PAES) in the amount of R$ 67.6 million in 2Q08, non-recurring in 2Q09;

  • Expenses contracted in order to formalize the agreements with the municipalities for the program contracts in the amount of R$ 4.6 million; and

  • Banking fees in the amount of R$ 3.9 million due to AB LOAN funding in June 2008, non- recurring in 2Q09.

6.2. Financial revenues

Financial revenues presented an increase of R$ 15.1 million due to financial investments, interest from the Gesp Agreement and Customer installment agreements.

7. Foreign exchange and indexation

	R$ million
	2Q08	2Q09	Var.	%
Monetary variation over loans and financing	46.8	0.8	(46.0)	(98.3)
Currency exchange variation over loans and financing	(104.4)	(237.8)	(133.4)	127.8
Other variations	7.7	5.8	(1.9)	(24.7)

Variation on liabilities	(49.9)	(231.2)	(181.3)	363.3

Variation on assets	16.4	14.0	(2.4)	(14.6)

Net Variation	(66.3)	(245.2)	(178.9)	269.8

7.1. Variation on liabilities

The net effect of the variation on liabilities in 2Q09 was R$ 181.3 million, when compared to 2Q08, due to the:

  R$ 133.4 million profit from the 15.7% US Dollar depreciation in 2Q09 versus a 9% depreciation in 2Q08;

  R$ 46.0 million decrease in monetary variation over loans and financing due to: i) negative variation of 0.32% in the IGPM (General Market Price Index) in 2Q09 versus a positive variation in 2Q08 (4.34%); and ii) R$ 3.2 million reduction over financing related to the TR rate, which had a lower variation in 2Q09 (0.16%) in comparison to 2Q08 (0.28%); and

  R$ 1.9 million drop in other monetary variation, regarding lawsuits.

7.2. Variation on assets

Variation on assets declined R$ 2.4 million, due to a lower variation of the index used to update Customer installment agreement.

8. Operating indicators

Sabesp continues to work on reducing water loss, which dropped 5.9% in 2Q09. As a result, despite the maintenance of the volume of water produced, the Company recorded a 0.4% increase in the population served.

Operating indicators*	2Q08	2Q09%
Water connections (1)	6,846	7,037	2.8
Sewage connections (1)	5,237	5,427	3.6
Population directly served - water (2)	23.1	23.2	0.4
Population directly served - sewage (2)	19.0	19.3	1.6
Number of employees	16,757	15,834	(5.5)
Water volume produced (3)	1,424.6	1,424.5	(0.0)
Water losses (%)	28.6	26.9	(5.9)

(1) In thousand units at the end of the period.
(2) In thousand inhabitants at the end of the period, not including wholesale.
(3) In million m3 at the end of the period.
* Not revised by the Independent Auditors

9. Loans and financing

In June 2009, Sabesp raised R$ 600 million through promissory notes in the domestic market for a term of 180 days. A portion of the funds, amounting to R$ 350 million, was used to pay the debentures of the 1st series of the 8th issue, and another portion of around R$ 250 million will be used to amortize the debentures of the 2nd series of the 6th issue with maturity term for September 2009.

	R$ million
INSTITUTION	2009	2010	2011	2012	2013	2014	2015 and onwards	Total
Local market
Banco do Brasil	135.3	288.3	313.8	341.6	371.8	97.9	-	1,548.7
Caixa Econômica Federal	36.3	77.0	83.4	90.1	91.0	52.2	235.1	665.1
Debentures	237.4	348.8	453.4	32.9	73.8	40.9	40.9	1,228.1
FIDC - SABESP I	27.8	55.6	13.9	-	-	-	-	97.3
BNDES	21.4	42.9	42.9	36.9	4.1	-	-	148.2
BNDES BX SANTISTA	-	-	-	6.3	6.2	6.3	31.4	50.2
BNDES PAC	-	-	0.3	0.5	0.6	0.6	4.6	6.6
Promissory Notes	598.7	-	-	-	-	-	-	598.7
Others	1.9	5.9	7.6	0.4	0.5	0.5	2.4	19.2
Interest and charges	90.6	38.2	7.0	-	-	-	-	135.8
Local market total	1,149.4	856.7	922.3	508.7	548.0	198.4	314.4	4,497.9
International market
IDB	35.6	71.3	71.3	71.2	71.3	71.2	368.9	760.8
Eurobonds	-	-	-	-	-	-	273.2	273.2
JICA	-	-	11.6	23.3	23.3	23.3	349.7	431.2
IDB (AB LOAN)	-	-	46.4	46.4	46.4	46.4	298.8	484.4
Interest and charges	17.7	-	-	-	-	-	-	17.7
International market total	53.3	71.3	129.3	140.9	141.0	140.9	1,290.6	1,967.3
Total	1,202.7	928.0	1,051.6	649.6	689.0	339.3	1,605.0	6,465.2

10. Conference Calls

in Portuguese	in English
August 13, 2009	August 13, 2009
2:00PM (Brasília) / 1:00PM (US EST)	4:00PM (Brasília) / 3:00PM (US EST)
Dial-in access: (55 11) 2188-0188	Dial-in access: (1 412) 858-4600
Conference ID: Sabesp	Conference ID: Sabesp

Replay – available until 08/19/2009	Replay – available until 08/21/2009
Dial-in access: (55 11) 2188 0188	Dial-in access: (1 412) 317-0088
Replay ID: Sabesp	Replay ID: 432805#

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	PARENT COMPANY		CONSOLIDATED
	6/30/2009	6/30/2008	6/30/2009
Gross Revenue from Sales and Services	1,743,652	1,627,339	1,743,652
Water Supply - Retail	888,380	830,665	888,380
Water Supply - Wholesale	81,056	77,017	81,056
Sewage Collection and Treatment	739,604	689,955	739,604
Sewage Collection and Treatment - Wholesale	4,387	4,102	4,387
Other Services	30,225	25,600	30,225

Taxes on Sales and Services - COFINS and PASEP	(120,029)	(113,987)	(120,029)

Net Revenue from Sales and Services	1,623,623	1,513,352	1,623,623

Costs of Sales and Services	(830,083)	(702,737)	(830,083)

Gross Profit	793,540	810,615	793,540

Operating Expenses
Sales	(187,307)	(224,970)	(187,307)
Administrative	(100,884)	(104,543)	(101,048)
Other Operating Revenue (Expenses)	2,345	(194)	2,345

Operating Result Before Equity Interest	507,694	480,908	507,530
Equity Results	(79)	-	-

Earnings Before Net Financial Result	507,615	480,908	507,530
Financial Income and Expenses, Net	(102,604)	(124,919)	(102,519)
Foreing Exchange Gain (Loss), Net	237,769	104,676	237,769

Income (loss) before Taxes on Income	642,780	460,665	642,780

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(200,881)	(131,384)	(200,881)
Deferred Income Tax/Social Contribution	22,766	30,738	22,766

Net Income (loss)	464,665	360,019	464,665

Registered common shares (thousand of shares)	227,836	227,836	227,836
Earnings per shares R$	2.04	1.58	2.04

Depreciation and Amortization	(161,483)	(154,943)	(161,483)
EBITDA	666,753	636,045	666,668
% over net revenue	41.1%	42.0%	41.1%

Balance Sheet

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
Cash and Cash Equivalents	685,576	797,909	688,904	801,514
Accounts Receivable, net	1,049,740	1,127,086	1,049,740	1,127,086
Accounts Receivable from Shareholders	164,734	147,269	164,734	147,269
Inventory	39,146	42,228	39,146	42,228
Taxes Payable	3,197	6,552	3,197	6,552
Other Receivables	33,173	27,044	33,183	27,048
Deferred income tax and social contribution	202,249	181,286	202,249	181,286

Total Current Assets	2,177,815	2,329,374	2,181,153	2,332,983

Non-current
Long Term Assets:
Accounts Receivable, net	276,990	282,867	276,990	282,867
Accounts Receivable from Shareholders	1,401,365	1,399,023	1,401,365	1,399,023
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	51,949	51,236	51,949	51,236
Other accounts receivable	227,092	207,985	227,092	207,985
Deffered Taxes and Contributions	458,890	455,856	458,890	455,856

	2,562,499	2,543,180	2,562,499	2,543,180

Investments	4,442	4,521	720	719
Permanent Assets	15,240,545	15,047,121	15,241,117	15,047,337
Intangible Assets	841,403	837,807	841,403	837,807

	16,086,390	15,889,449	16,083,240	15,885,863

Total Permanent Assets	18,648,889	18,432,629	18,645,739	18,429,043

Total Assets	20,826,704	20,762,003	20,826,892	20,762,026

LIABILITIES AND SHAREHOLDER'S EQUITY	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Current
Suppliers and Constructors	182,893	175,656	183,042	175,657
Loans and Financing	1,614,312	1,289,791	1,614,312	1,289,791
Salaries and Payroll Charges	340,181	357,065	340,216	357,087
Taxes and Contributions Payable	145,582	139,814	145,586	139,814
Deffered Taxes and Contributions	47,289	50,498	47,289	50,498
Interest on Own Capital Payable	128,656	275,007	128,656	275,007
Provision for Contingencies	471,755	492,092	471,755	492,092
Accounts Payable	220,508	198,112	220,508	198,112
Other Payables	173,677	58,230	173,677	58,230

Total current liabilities	3,324,853	3,036,265	3,325,041	3,036,288

Non-current
Long Term Liabilities:
Loans and Financing	4,850,915	5,384,714	4,850,915	5,384,714
Taxes and Contributions Payable	100,007	107,196	100,007	107,196
Deferred Taxes and Contributions	149,756	145,205	149,756	145,205
Provision for Contingencies	654,108	677,932	654,108	677,932
Pension Fund Obligations	449,568	434,553	449,568	434,553
Other Payables	223,169	227,495	223,169	227,495

Total non-current liabilities	6,427,523	6,977,095	6,427,523	6,977,095

Shareholder's Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,207,324	2,231,350	2,207,324	2,231,350
Profit Reserves	1,911,474	1,911,474	1,911,474	1,911,474
Accrued income	627,587	277,876	627,587	277,876

Total Shareholder's Equity	11,074,328	10,748,643	11,074,328	10,748,643

Total Liabilities and Shareholder's Equity	20,826,704	20,762,003	20,826,892	20,762,026

Cash Flow

Brazilian Corporate Law			R$ '000
	PARENT COMPANY		CONSOLIDATED
Description	abr-jun/09	abr-jun/08	abr-jun/09
Cash flow from operating activities
Earnings before Income Tax and Social Contribution	642,780	460,665	642,780
Adjustments for reconciliation of net income
Taxes and Contributions Payable	-	(68,878)	-
Provisions for contingencies	106,720	134,594	106,720
Reversion of provision for losses	780	140	780
Other provisions	107	122	107
Liabilities related to pension plans	19,150	17,658	19,150
Loss in the write-off of property, plant and equipment	4,268	3,455	4,268
Deferred asset write-offs	-	7	-
Depreciation and Amortization	161,483	154,943	161,483
Interest calculated on loans and financing payable	111,051	118,207	111,051
Foreign exchange loss on loans and financing	(237,005)	(57,630)	(237,005)
Passive monetary exchange variation and interest	1,467	2,314	1,467
Active monetary exchange variation and interest	(1,030)	(6,153)	(1,030)
Equity result	79	-	-
Provisions for bad debt	75,749	134,306	75,749
Provisions for Conduct Adjustment Term (TAC)	(17,378)	-	(17,378)
Other provisions	62,231	-	62,231
Adjusted net income	930,452	893,750	930,373

(Increase) decrease in assets:
Clients	6,685	(26,146)	6,685
Accounts receivable from shareholders	(17,987)	(34,585)	(17,987)
Inventories	2,303	3,030	2,303
Recoverable Taxes	3,356	(561)	3,356
Other accounts receivable	(25,194)	(39,590)	(25,199)
Judicial deposits	(20,472)	(1,415)	(20,472)
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(3,709)	22,666	(3,561)
Salaries and payroll charges	494	11,221	507
Income Tax paid over Interest on own capital	-	(14,371)	-
Taxes and contributions	(28,526)	(8,824)	(28,523)
Services payable	19,721	(6,992)	19,721
Other accounts payable	53,957	(2,519)	53,957
Contingencies	(131,122)	(107,017)	(131,122)
Pension plan	(4,137)	(4,038)	(4,137)
Interest paid	(174,793)	(157,338)	(174,793)
Income tax and contributions paid	(175,131)	(178,958)	(175,131)
Variation on assets and liabilities	(494,555)	(545,437)	(494,396)

Net cash from operating activities	435,897	348,313	435,977

Cash flow from investing activities:
Acquisition of property, plant and equipment	(432,878)	(296,586)	(433,235)
Increase in intangible assets	(13,869)	(27,435)	(13,869)
Sale of property, plant and equipment	2,270	-	2,270

Net cash used in investing activities	(444,477)	(324,021)	(444,834)

Cash flow from financing activities
Loans and Financing
Funding	666,544	506,118	666,544
Loans amortization	(484,966)	(278,392)	(484,966)
Interest on own capital payment	(285,331)	(279,462)	(285,331)

Net cash used in financing activities	(103,753)	(51,736)	(103,753)

Net increase (decrease) in cash equivalents	(112,333)	(27,444)	(112,610)
Cash and cash equivalents at the beginning of the period	797,909	380,225	801,514
Cash and cash equivalents at the end of the period	685,576	352,781	688,904

Change in Cash	(112,333)	(27,444)	(112,610)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 28, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.